[Cooley Letterhead]
January 13, 2006
VIA EDGAR AND COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 6010
Washington, D.C. 20549
Attention: Eduardo Aleman, Esq.

Re:	Cardica, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed on (File No. 333-129497)
Ladies and Gentlemen:
On behalf of our client, Cardica, Inc. (“Cardica” or the “Company”), we are electronically transmitting a conformed copy of the Company’s Amendment No. 3 to the above-referenced registration statement on Form S-1 (the “Registration Statement”), marked to show changes from the registration statement filed with the Commission on January 4, 2006. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 3.
Amendment No. 3 is being filed in response to your letter dated January 9, 2006, setting forth the Staff’s comments regarding Amendment No. 2 to the Registration Statement.
The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the Registration Statement.
Amendment No. 2 to Form S-1
Prospectus Summary, page 1
1.	Expand the summary to include a “Recent Developments” section briefly summarizing your results of operations for the quarter ended December 31,2005, including total revenues.

The Company supplementally advises the Staff that the Company has not completed the close of the fiscal quarter ended December 31, 2005 but has added additional disclosure relating to the Company’s revenue for the fiscal quarter ended December 31, 2005 on page 37 in response to the Staff’s comment. The Company also supplementally advises the Staff that the Company does not believe its results for the fiscal quarter ended December 31, 2005 will demonstrate any change in trends or significant deviation in its performance from the prior quarter.

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Eduardo Aleman
January 13, 2006
Page Two
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 33
Stock Based Compensation, page 35
2.	We refer to your response to prior comment six in our letter dated December 30, 2005. We see that you continue to believe that the fair value of your common stock based upon a discount for fully diluted shares outstanding is appropriate. However, it remains unclear to us why the filing range determined by the underwriters would not be a more appropriate estimate of your fair value of the recently issued stock options. We assume that the underwriters would have considered all relevant factors, including potential dilution, in determining the value of your common stock for the initial public offering. Considering the timing of the issuance of the options we do not see any basis for this discount. Please revise to use the estimated pricing range obtained from the underwriters at the time of issuance of the options or provide details of why you believe that this difference would not be material.

As discussed and agreed between the Staff (Brian Cascio and Kristin Lochhead) by telephone on Tuesday, January 10, 2006 (the “Telephone Conversation”) with representatives of the Company, its outside counsel and registered independent public accounting firm, the Company has not updated its computation of the deferred stock-based compensation charge for any period prior to the date the Company received FDA clearance of one of its products, November 10, 2005. However, the disclosure has been updated on page 37 to reflect the Company’s anticipated additional deferred stock-based compensation charge associated with options granted in December 2005, which expense will be based upon a deemed fair value of $13.00 per share, which is the midpoint of the filing range.

3.	In addition, we note that your valuation range was determined prior to the receipt of 501(k) clearance by the FDA of the C-Port system. Please clarify why 501(k) clearance by the FDA did not have a significant impact on the fair value of your common shares.

As discussed during the Telephone Conversation, the Company supplementally advises the Staff that it will use $13.00 per share, the midpoint of the filing range, as the fair value of its common stock in December 2005.

4.	Refer to the revisions made to your document in response to prior comment 7 in our letter dated December 30, 2005. Please reconcile the disclosures in the second paragraph on page 36 with the chart provided in response to prior comment 6.

The disclosure has been revised on page 36 in response to the Staff’s comment.

[COOLEY LOGO]
Eduardo Aleman
January 13, 2006
Page Three
Financial Statements
Note 9, Shareholder’s (Deficit), page F-23
5.	Please revise your footnote regarding deferred compensation from issuance of stock options to discuss the methodology used to determine the fair value of your common shares. This disclosure should include your approach as well as the basis for any significant assumptions and discounts.

As discussed in the Telephone Conversation, no change has been made to the footnote regarding deferred compensation from issuance of stock options; however, the disclosure has been updated on page 37 to reflect the Company’s anticipated additional deferred stock-based compensation charge associated with the options granted in December 2005, which expense will be based upon a deemed fair value of $13.00 per share.
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The Company and the underwriters are aware of their obligations under the Securities Act of 1933, as amended, and in accordance with Rule 461(a) will request acceleration of the registration statement orally.
Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5819.

Very truly yours,
/s/ Nancy H. Wojtas
Nancy H. Wojtas

cc:	Bernard Hausen, Cardica, Inc. (without enclosures)
Robert Newell, Cardica, Inc. (without enclosures)
Guy Molinari, Esq., Heller Ehrman LLP (without enclosures)
Stephen Thau, Esq., Heller Ehrman LLP (without enclosures)